SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Facet Biotech Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30303Q103

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd., Boston, MA 02210
(617) 439-2623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 23, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30303Q103	SCHEDULE 13G	Page 2 of 11

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 1,233,000
(7) Sole dispositive power: 0
(8) Shared dispositive power: 1,233,000
(9) Aggregate amount beneficially owned by each reporting person: 1,233,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.02%
(12) Type of reporting person (see instructions): PN

CUSIP No. 30303Q103	SCHEDULE 13G	Page 3 of 11

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 1,233,000
(7) Sole dispositive power: 0
(8) Shared dispositive power: 1,233,000
(9) Aggregate amount beneficially owned by each reporting person: 1,233,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.02%
(12) Type of reporting person (see instructions): PN

CUSIP No. 30303Q103	SCHEDULE 13G	Page 4 of 11

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 1,233,000
(7) Sole dispositive power: 0
(8) Shared dispositive power: 1,233,000
(9) Aggregate amount beneficially owned by each reporting person: 1,233,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.02%
(12) Type of reporting person (see instructions): IN

CUSIP No. 30303Q103	SCHEDULE 13G	Page 5 of 11

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 1,233,000
(7) Sole dispositive power: 0
(8) Shared dispositive power: 1,233,000
(9) Aggregate amount beneficially owned by each reporting person: 1,233,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.02%
(12) Type of reporting person (see instructions): IN

CUSIP No. 30303Q103	SCHEDULE 13G	Page 6 of 11

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 1,233,000
(7) Sole dispositive power: 0
(8) Shared dispositive power: 1,233,000
(9) Aggregate amount beneficially owned by each reporting person: 1,233,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9: 5.02%
(12) Type of reporting person (see instructions): IN

CUSIP No. 30303Q103	SCHEDULE 13G	Page 7 of 11

Item 1.
(a) Name of Issuer:
Facet Biotech Corporation

(b) Address of Issuer’s Principal Executive Offices:
1500 Seaport Boulevard
Redwood City, CA 94063

Item 2.
(a) Name of Person Filing:
This Schedule 13G is filed on behalf of the following persons (the “Reporting Persons”):
(i)	NB Public Equity K/S
(ii)	NB Public Equity Komplementar ApS
(iii)	Cora Madsen
(iv)	Christian Hansen
(v)	Florian Schönharting

(b) Address or Principal Business Office or, if none, Residence:
The business address for each of the Reporting Persons is Oestergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(c) Citizenship:
See Item 4 of the attached cover pages.

(d) Title of Class of Securities:
Common Stock, par value $0. 01

(e) CUSIP No.:
30303Q103

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 30303Q103	SCHEDULE 13G	Page 8 of 11

(a) Amount Beneficially Owned:

NB Public Equity K/S is the beneficial owner of an aggregate of 1,233,000 (1) shares of Common Stock.

NB Public Equity Komplementar ApS is the beneficial owner of an aggregate of 1,233,000 (2)  shares of Common Stock.

Cora Madsen is the beneficial owner of an aggregate of 1,233,000 (3) shares of Common Stock.

Christian Hansen is the beneficial owner of an aggregate of 1,233,000 (4) shares of Common Stock.

Florian Schönharting is the beneficial owner of an aggregate of 1,233,000 (5) shares of Common Stock.

(b) Percent of Class (6)

The amount beneficially owned by NB Public Equity K/S represents approximately 5.02% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by NB Public Equity Komplementar ApS represents approximately 5.02% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by Cora Madsen represents approximately 5.02% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by Christian Hansen represents approximately 5.02% of the total issued and outstanding shares of Common Stock.

The amount beneficially owned by Florian Schönharting represents approximately 5.02% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote
NB Public Equity K/S has the sole power to vote or direct the vote of 0 shares.

NB Public Equity Komplementar ApS has the sole power to vote or direct the vote of 0 shares.

Cora Madsen has the sole power to vote or direct the vote of 0 shares.

Christian Hansen has the sole power to vote or direct the vote of 0 shares.

Florian Schönharting has the sole power to vote or direct the vote of 0 shares.

(ii) Shared power to direct the vote
NB Public Equity K/S has the shared power to vote or direct the vote of 1,233,000 shares.

NB Public Equity Komplementar ApS has the shared power to vote or direct the vote of 1,233,000  shares.

Cora Madsen has the shared power to vote or direct the vote of 1,233,000 shares.

Christian Hansen has the shared power to vote or direct the vote of 1,233,000 shares.

Florian Schönharting has the shared power to vote or direct the vote of 1,233,000 shares.

(iii) Sole power to dispose or to direct the disposition of
NB Public Equity K/S has the sole power to dispose or direct the disposition of 0 shares.

NB Public Equity Komplementar ApS has the sole power to dispose or direct the disposition of 0 shares.

CUSIP No. 30303Q103	SCHEDULE 13G	Page 9 of 11

Cora Madsen has the sole power to dispose or direct the disposition of 0 shares.

Christian Hansen has the sole power to dispose or direct the disposition of 0 shares.

Florian Schönharting has the sole power to dispose or direct the disposition of 0 shares.

(iv) Shared power to dispose or to direct the disposition of
NB Public Equity K/S has the shared power to dispose or direct the disposition of 1,233,000 shares.

NB Public Equity Komplementar ApS has the shared power to dispose or direct the disposition of 1,233,000 shares.

Cora Madsen has the shared power to dispose or direct the disposition of 1,233,000 shares.

Christian Hansen has the shared power to dispose or direct the disposition of 1,233,000 shares.

Florian Schönharting has the shared power to dispose or direct the disposition of 1,233,000 shares.

(1)
NB Public Equity K/S (the “Fund”) is the beneficial owner of 1,233,000 shares.  The Fund is a limited partnership, and NB Public Equity Komplementar ApS (the “General Partner”) is its sole general partner.

(2)
The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund.  By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(3)
Cora Madsen is a director of the General Partner and in this capacity has the legal power to direct the voting or disposition of the Common Stock beneficially owned by the Fund.  Therefore, by reason of Rule 13d-3, Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund.  Ms. Madsen has no ownership interest, either direct or indirect, in the General Partner.

(4)
Christian Hansen is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(5)
Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.  As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

(6)	Based on 24,559,791 shares of Common Stock outstanding as of July 31, 2009.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

CUSIP No. 30303Q103	SCHEDULE 13G	Page 10 of 11

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30303Q103	SCHEDULE 13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2009

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen*
Cora Madsen

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact